RECEIVED
AUG 15 2005
SEC MAIL PROCESSING SECTION WASH. D.C.

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

05010534

8 August, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests – Butterfield Trust
- Directors' Interests – Share Incentive Plan
- Directors' Interests – Executive Share Option Scheme

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 15 copies

SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH. D.C. 205 SECTION

RVS 878761
RNS 8213 P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 45,200,096 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
1 August 2005	85,244
2 August 2005	220,308
3 August 2005	97,890
4 August 2005	262,531
5 August 2005	251,661

The Company was advised of these transactions on 5 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH. D.C. 209 SECTION

AVS 878761
RNS 8213 P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 45,200,096 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
1 August 2005	85,244
2 August 2005	220,308
3 August 2005	97,890
4 August 2005	262,531
5 August 2005	251,661

The Company was advised of these transactions on 5 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH. D.C. 209 SECTION

AVS 878761
RNS 8213 P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 45,200,096 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
1 August 2005	85,244
2 August 2005	220,308
3 August 2005	97,890
4 August 2005	262,531
5 August 2005	251,661

The Company was advised of these transactions on 5 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

SEC MAIL PROCESSING
RECEIVED
AUG 1 5 2005
WASH. D.C. 20549 SECTION

AVS 878761
RNS 8213 P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 45,200,096 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
1 August 2005	85,244
2 August 2005	220,308
3 August 2005	97,890
4 August 2005	262,531
5 August 2005	251,661

The Company was advised of these transactions on 5 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH. D.C. 209 SECTION

AVS 878761
RNS 8213 P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 45,200,096 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
1 August 2005	85,244
2 August 2005	220,308
3 August 2005	97,890
4 August 2005	262,531
5 August 2005	251,661

The Company was advised of these transactions on 5 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2005
WASH. D.C. 209

AVS 126714
RNS 8174P

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 5 August 2005:

1. The SIP trust acquired a total of 13,944 ordinary shares at a price of £14.69 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £14.69 and received 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2005
WASH. D.C. 209

AUS RNS 126714 8174P

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 5 August 2005:

1. The SIP trust acquired a total of 13,944 ordinary shares at a price of £14.69 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £14.69 and received 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005

SEC MAIL PROCESSING
RECEIVED
AUG 1 5 2005
WASH. D.C.

AUS
RNS

R26714
8174P

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 5 August 2005:

1. The SIP trust acquired a total of 13,944 ordinary shares at a price of £14.69 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £14.69 and received 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005

AUS RNS 126714 8174P

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2005
WASH. D.C. 209

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 5 August 2005:

1. The SIP trust acquired a total of 13,944 ordinary shares at a price of £14.69 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £14.69 and received 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005

AUS
RNS
12 6714
8174P

SEC MAIL PROCESSING
RECEIVED
AUG 1 5 2005
WASH. D.C. 209 SECTION

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 5 August 2005:

1. The SIP trust acquired a total of 13,944 ordinary shares at a price of £14.69 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £14.69 and received 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005

SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH, D.C. 209 SECTION

ARS 039431
RNS 8171P

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 5 August 2005 by Mr R J King, a Person Discharging Managerial Responsibility of the Company, that on 5 August 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American PLC Executive Share Option Scheme 2001 as follows:

Number of share options	Option Price	Sale Price
24,000	£8.00	£14.68468

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005

SEC MAIL PROCESSING
RECEIVED
AUG 1 5 2005
WASH. D.C. 209 SECTION

AVS 039431
LNS 8171P

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 5 August 2005 by Mr R J King, a Person Discharging Managerial Responsibility of the Company, that on 5 August 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American PLC Executive Share Option Scheme 2001 as follows:

Number of share options	Option Price	Sale Price
24,000	£8.00	£14.68468

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005

SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH. D.C. 209 SECTION

AVS 039431
LNS 8171P

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 5 August 2005 by Mr R J King, a Person Discharging Managerial Responsibility of the Company, that on 5 August 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American PLC Executive Share Option Scheme 2001 as follows:

Number of share options	Option Price	Sale Price
24,000	£8.00	£14.68468

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005

SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH. D.C. 209 SECTION

AVS 039431
RNS 8171P

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 5 August 2005 by Mr R J King, a Person Discharging Managerial Responsibility of the Company, that on 5 August 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American PLC Executive Share Option Scheme 2001 as follows:

Number of share options	Option Price	Sale Price
24,000	£8.00	£14.68468

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005

SEC MAIL
RECEIVED PROCESSING
AUG 15 2005
WASH., D.C. 209 SEC

ARS 039431
RNS 8171P

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 5 August 2005 by Mr R J King, a Person Discharging Managerial Responsibility of the Company, that on 5 August 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American PLC Executive Share Option Scheme 2001 as follows:

Number of share options	Option Price	Sale Price
24,000	£8.00	£14.68468

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
5 August 2005